FORM 4

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting Person

     Schepman,       Ellen       Dierberg
     25 Spoede Lane
     St. Louis, MO 63141

2. Issuer Name and Ticker or Trading Symbol:     First Banks America, Inc. FBA

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year:                July 2001

5. If Amendment, Date of Original   (Month/Year)                          N/A


6. Relationship of Reporting Person to Issuer
              (Check all applicable)

       X   Director                                        _______ 10% Owner
      ---
      ---  Officer (give title below)                      Other (Specify below)

7. Individual or Joint/Group Filing (Check applicable line):

         X   Form filed by One Reporting Person

     ______ Form filed by more than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.       Title of Security:         Common Stock (Par value $0.15)

2.       Transaction Date (Month/Day/Year): July 1, 2001

3. Transaction Code:       J*

4. Securities Acquired (A) or disposed of (D):        A

                                 Amount      500              Price:  *
                                             ---

5. Amount of Securities Beneficially Owned at End of Month:

                                          1,500
                                          -----

6. Ownership Form Direct (D) or Indirect (I):        D

7. Nature of Indirect Beneficial Ownership: N/A

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
          (e.g., puts calls, warrants, options, convertible securities)

1.       Title of Derivative Security       N/A

2.       Conversion or Exercise Price of Derivative Security  N/A

3.       Transaction Date (Month/Day/Year): N/A

4.       Transaction Code  Code____ V_____  N/A

5.       Number of Derivative Securities Acquired (A)____ or Disposed of (D)____
                                                 N/A

6.       Date Exercisable and Expiration Date (Month/Day/Year)            N/A
         Date Exercisable ____________      Expiration Date ___________   N/A

7.       Title and Amount of Underlying Securities:  N/A
         Title _________________  Amount or Number of Shares __________:  N/A

8.       Price of Derivative Security:               N/A

9.       Number of Derivative Securities Beneficially Owned at End of Month: N/A

10.      Ownership Form of Derivative Security Direct (D) or Indirect (i)    N/A

11.      Nature of Indirect Beneficial Ownership:    N/A

Explanation of Responses: *Shares were issued to qualifying directors in accordance with a 1993 Stock Bonus Plan.



Ellen D. Schepman
-----------------------------
Signature of Reporting Person
Date: August 1, 2001                                             SEC 1474 (7/96)